UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Registration in the Registry of  Securities N° 0593

Santiago, August 23, 2006

Mr.
Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O´Higgins 1449

REF.   Press Release issued by D&S

Dear Sir:

In accordance with that which is established in letter J of Paragraph  2.3 of Section II of the  General Principles  N° 30 of your Superintendence, by means of this  document I hereby present the text of the press release  issued today by Distribución y Servicio D&S S.A., in reference to the legal actions that the company has  filed for the collection of the amount due by Disco S.A., from Argentina, for the sale of all the shares of Supermercados Ekono S.A.

PRESS RELEASE

By means of judgment dated August 22, 2006, the Court of Appeals of the  Dutch Antilles confirmed the appealable judgment whereby the  claim  for collection from Distribución y Servicio D&S S.A. (“D&S”)  against Disco Ahold International Holdings , N.V. (“DAIH”)  is rejected. By means of the aforementioned claim, D&S had the intention to cash the guarantee placed by DAIH to ensure the payment of the outstanding balance that Disco S.A. owes to D&S for the sale of the shares of  Supermercados Ekono S.A., from Argentina.

The collection claim filed by D&S against DAIH made exclusive reference to the payment obligation of the latter as a guarantor of the main obligation. As a result, the aforementioned judgment does not affect the rights of D&S against Disco S.A. as the main debtor of the obligation, neither against  DAIH’s Head Office, Royal Ahold N.V.  D&S has informed in the past that it holds legal actions that are pending before ordinary courts which have jurisdiction in Holand in reference to this debt. Such legal actions that are at the first instance stage, have been filed against Royal Ahold, N.V., for the enforcement of the extra-contractual responsibility that such company has in reference to the failure to make full payment of the amount owed to D&S as a result of the sale of its operations in Argentina to Disco S.A. Furthermore, on this date, D&S has initiated in Argentina the procedure  for the collection of the total amount owed  by Disco S.A. for the aforementioned transaction.

To this date, D&S has not established any reserve in reference to this account receivable since the legal instances for the collection of such are still pending. Furthermore, with the antecedents available today and according to the opinion of the company and its legal counsel, the feasibility to collect the amount owed is very high.

In conclusion,  the aforementioned judgment does not have an effect on the financial status of D&S  neither on the financing of its investment program.

Santiago, August 23rd, 2006

Cordially yours,

Enrique Ostalé Cambiaso
General Manager
Distribución y Servicio D&S S.A.

cc.
Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaiso
Comisión Clasificadora de Riesgo

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 23, 2006